

EU Commission Approves Continental AG's Acquisition of the Motorola Inc.'s Automotive Electronics Business

- **Integration into Continental's Automotive Systems Division will begin as planned after closing**
- **Strategic move of leading automotive supplier strengthens global presence and product portfolio**

Hanover/Frankfurt am Main, Germany, June 23, 2006. Continental AG has received approvals to acquire the automotive electronics business of Motorola, Inc. (NYSE: MOT) from the EU Commission, which announced clearance of the transaction in Brussels, Belgium today. As previously announced, the parties have also received early termination of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act. The transaction includes Motorola's vehicle control, sensor, and interior electronics, as well as its telematics businesses. The integration of the acquired business of EUR1.3 billion (sales 2005) into Continental's EUR5.2 billion Automotive Systems Division will begin as planned immediately after closing of the transaction. The closing of the transaction is expected to take place in July 2006, subject to customary and other regulatory conditions.

The transaction will significantly increase-Continental's product portfolio and R&D capabilities in body and sensor electronics as well as powertrain and chassis controls. It also adds Telematics as a new, complementary technology to Continental's product portfolio and further enhances Continental's position as a leader in active and passive vehicle safety. It will allow Continental to intensify and expand the integration of features that help avoid crashes with features of post crash safety/emergency assistance of occupants.

"Motorola's automotive electronics business is a perfect fit with our strategy of providing sophisticated safety systems to our customers," said Continental's Executive Board chairman Manfred Wennemer. "Our strategic move will give us a real push forward in automotive electronics and opens the gate to the field of telematics. Also, approximately 4,500 highly motivated and innovative employees are joining the successful team of more than 80,000 highly skilled Continental employees worldwide."

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Continental is one of the leading automotive suppliers worldwide and has been constantly expanding its core competencies in vehicle dynamics, reaching EUR13.8 billion (USD17.2 billion) in sales in 2005. Motorola's automotive electronics business was a component of its Networks & Enterprise business. The automotive electronics unit has manufacturing facilities and development engineering centers in North America, Japan, China, Mexico, France, U.K, and Germany.

"There are three major fields of growth in the automotive industry as we see them today: hybrid drives, Driver Assistance Systems – and Telematics", said Dr. Karl-Thomas Neumann, President of Continental's Automotive Systems Division. "With comprehensive vehicle safety and traffic management becoming more and more critical aspects of global mobility, Continental added a key future element to its product offering. We see great potential by integrating Telematics into embedded car-to-car digital communication and vehicle-to-infrastructure communication. We are very excited about the opportunities ahead", he said. "It is indeed a perfect fit. The integration of Motorola's automotive electronics businesses will double the overall sales of Continental's Automotive Systems division in North America," Neumann said. "In addition to Telematics, we enhance our position in the fields of intelligent safety systems, hybrid electronics, powertrain and chassis controls, and body electronics categories."

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of EUR13.8 billion. At present it has a worldwide workforce of around 80,600.

As a worldwide leading technology partner to the automotive industry, the Automotive Systems Division of Continental AG integrates extensive know-how and uncompromising quality in the fields of driving safety, powertrain and comfort. In 2005 the Division achieved sales of approx. EUR5.2 billion with a workforce of more than 24,000. Automotive Systems develops and produces electronic and hydraulic brake, stability and chassis control systems, electronic air suspension systems, sensors, engine management and transmission control systems, hybrid drives, cooling fan modules as well as body and security electronics.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Str. 9, D-30165 Hanover
Tel.: +49 511 938-1485, Fax -1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Str. 9, D-30165 Hanover
Tel.: +49 511 938-1278, Fax -1055
Email: prkonzern@conti.de

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